December 15, 2005
via U.S. mail
JPMorgan Chase Bank, N.A., Trustee
Institutional Trust Services
Mr. Michael Ulrich
Eastern American Natural Gas Trust
700 Lavaca
Austin, Texas
78701


Re:	Eastern American Natural Gas Trust
		Schedule 14D-9
      Filed December 1, 2005
	File No. 5-81162


Dear Mr. Ulrich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 4:  The Solicitation or Recommendation, page 2

(b) (1) Opinion of Independent Financial Advisor, page 2
1. In light of the fact that the fairness opinion appears to have constituted a basis for your recommendation, please revise the disclosure to provide a concise and clear discussion of Houlihan Lokey Howard & Zukin`s analysis and the basis for their opinion. Discuss for example, the meaning and significance of any analyses conducted and the results of such analyses.
(b) (2) Opinion of Eastern American Energy Corporation, page 3.
2. Please further assist unitholders` understanding of the reasons for the position taken by Eastern American Energy Corporation by delineating, if known, the basis for its current belief that it would be in the best interests of the unitholders to reject the offer by Ensource Energy Income Fund, L.P. In doing so, please explain why the working interest owner`s opinion as to the advisability of accepting the offer is relevant to shareholders. Further, revise to explain what about the Corporation`s opinion was relevant to your determination not to recommend the offer.
 (b) (3) Updated Reserve Report from the Trust`s Independent Petroleum Engineering Firm, page 3
3. You state that as a result of the Ensource offer and in order to facilitate unitholders` understanding of the value of the trust units they hold, you engaged Ryder Scott Company to prepare an updated reserve report. Please further delineate how the information in this report is indicative of the value held by the trust and clarify for unitholders that the value of the reported reserves is not affected by which entity controls the underlying properties burdened by the Net Profits Interests.
4. Further clarify that the value indicated in the reserve report provided by Ryder Scott Company represents a value of reserves associated with the Royalty NPI that extends beyond the finite life of the trust and indicate how this fact should impact unitholders` evaluation of the value of the units they hold. Further, delineate what percentage of such reserves reported are represented by the Term
NPI and clarify that no reserves attributable to the Term NPI are included in reserve estimates extending beyond the liquidation date of the trust.
(b)(4) Change in Nature of Investment Proposed by Ensource, page 4
5. You indicate here that the Trustee "believes that Trust Unitholders consider their current investment in Trust Units attractive largely because of the relatively low risk nature of the combined investment in the net profits interests plus the interests in the Treasury Bonds, and does not believe that Trust Unitholders desire to change the nature of their investment." Please revise to provide the basis for your belief. Alternatively, please remove this statement.

(b)(5) Trust Unitholders` Current Ability to Change Nature of
Investment, page 4
6. You indicate that the Ensource Offer "could result in forcing Trust Unitholders to invest in the business proposed to be conducted by Ensource..." Please revise to explain why you believe it is appropriate to characterize the offer as "forcing" Unitholders to invest.

(b)(6) Proceeds of Treasury Bonds and Sale of Net Profits
Interests,
page 5
7. You indicate that if the offer by Ensource Energy Income Fund, L.P. were to proceed, unitholders would no longer be able to receive their proportionate amount of the net proceeds generated from the sale of the royalty net profits interest at the time of liquidation of the trust. Please delineate in greater detail, by reference to the appropriate provisions of the Trust Agreement, the basis for the statement that unitholders would not be capable of receiving such proceeds.

(b)(7) Increased Fees and Expenses, page 5
8. Supplement your disclosure by indicating how much of an increase in expenses unitholders would incur relative to expenses generated by the trust as administered currently.

(b)(11) Conflict of Interest, page 7
9. Please expand upon the reasons why the Trustee does not believe that the conflicts of interests would be in the best interests of the
unitholders.   Further, indicate how the concerns you raise
regarding
conflicts of interests referenced here would differ from the concerns raised in Item 4(b)(14).
(b)(15) The Ensource Partnership Agreement, page 9
10. We note the factor you have provided here, however, it is unclear how the existence of the Partnership Agreement itself (especially for those Unitholders who voluntarily tender) is a factor that supports your decision to recommend against the transaction. Please revise to disclose the risk and benefit of each factor as it compares to your prospects as an independent entity and why you deemed the tender offer inferior. This comment also applies to the risks you list starting on page 16.
Item 8. Additional Information, page 21
11. Please revise to explain why the Trustee has not yet made a determination as to whether it would consent to the second step merger and advise holders as to when the Trustee will make that determination.
Exhibit 99.2

12. We note your references to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or
Mara
Ransom, Office of Mergers & Acquisitions at (202) 551-3264 with any other questions.

									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Tom Atkins, Esq.
            	(512) 479-3940
Mr. Ulrich
JPMorgan Chase Bank, N.A., Trustee
Eastern American Natural Gas Trust
December 15, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010